EXHIBIT 99.3
AGRIUM INC.
2007
AUDITED ANNUAL FINANCIAL
STATEMENTS AND NOTES

     Agrium • 2007 annual report
Financial Statements and Notes

Financial Reporting Responsibilities
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Corporation. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors, which describe the scope of their examination and express their opinion, are included in this annual report.
The Audit Committee of the Board of Directors, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

Agrium • 2007 annual report
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2007, the Corporation did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2007 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2007 Annual Report to Shareholders.

Michael M. Wilson	Bruce G. Waterman
President & Chief Executive Officer	Senior Vice President, Finance & Chief Financial Officer

Calgary, Canada
February 27, 2008

     Agrium • 2007 annual report
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited the consolidated balance sheets of Agrium Inc. (the “Corporation”) as of December 31, 2007 and 2006 and the consolidated statements of operations and retained earnings, comprehensive income and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2008 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
February 27, 2008

Agrium • 2007 annual report

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited Agrium Inc.’s (the “Corporation”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the financial statements in accordance with Canadian generally accepted auditing standards. With respect to the financial statements for the years ended December 31, 2007 and 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 27, 2008 expressed an unqualified opinion on those financial statements.
Chartered Accountants
Calgary, Canada
February 27, 2008

     Agrium • 2007 annual report
Consolidated
statements of operations and retained earnings

Years ended December 31	2007	2006	2005
(millions of U.S. dollars, except per share amounts)

Sales	5,491	4,373	3,491
Direct freight	221	180	197

Net sales	5,270	4,193	3,294
Cost of product	3,672	3,237	2,256

Gross profit	1,598	956	1,038

Expenses
Selling	471	390	254
General and administrative	125	96	79
Depreciation and amortization	173	169	146
Royalties and other taxes	43	20	45
Asset impairment (note 9)	-	136	-
Other expenses (note 4)	71	73	14

Earnings before interest expense and income taxes	715	72	500

Interest on long-term debt	52	47	47
Other interest	18	16	2

Earnings before income taxes	645	9	451

Current income taxes	85	78	113
Future income taxes	119	(102)	55

Income taxes (note 5)	204	(24)	168

Net earnings	441	33	283

Retained earnings - beginning of year	602	584	392
Transition adjustment (note 2)	(3)	-	-
Common share dividends declared	(16)	(15)	(14)
Common share repurchases	-	-	(77)

Retained earnings - end of year	1,024	602	584

Earnings per share (note 6)

Basic	3.28	0.25	2.14

Diluted	3.25	0.25	2.12

See accompanying notes

Agrium • 2007 annual report
Consolidated
statements of cash flows

Years ended December 31	2007	2006	2005

(millions of U.S. dollars, except per share amounts)

Operating
Net earnings	441	33	283
Items not affecting cash
Depreciation and amortization	173	169	146
Gain on disposal of assets and investments	(4)	(14)	(4)
Future income taxes	119	(102)	55
Stock-based compensation	113	30	13
Unrealized loss on derivative contracts	6	6	-
Unrealized foreign exchange (gain) loss	(50)	6	(6)
Asset impairment	-	136	-
Other	48	(56)	33
Net changes in non-cash working capital (net of changes from acquisitions)
Accounts receivable	(65)	(50)	(50)
Inventories	(184)	180	(76)
Prepaid expenses and deposits	(146)	(32)	(35)
Accounts payable and accrued liabilities	137	(94)	122
Income and other taxes payable	(43)	(29)	(18)
Other	(51)	(28)	(13)

Cash provided by operating activities	494	155	450

Investing
Acquisitions, net of cash acquired	-	(651)	(10)
Capital expenditures	(454)	(209)	(175)
Investment in equity investee	(63)	-	-
(Increase) decrease in other assets	(61)	28	(40)
Proceeds from disposal of assets and investments	17	93	13

Cash used in investing activities	(561)	(739)	(212)

Financing
Common shares issued, net of issuance costs	1,337	33	50
Common share repurchases	-	-	(98)
(Repayment of) bank indebtedness	(61)	212	-
Long-term debt issued	132	296	-
Long-term debt repayment	-	(137)	(126)
Transaction costs on long-term debt	(13)	-	-
Common share dividends paid	(15)	(14)	(14)
Issue of common shares by subsidiary to non-controlling interest	87	3	-
Preferred security repayment	-	-	(175)

Cash provided by (used in) financing activities	1,467	393	(363)

Increase (decrease) in cash and cash equivalents	1,400	(191)	(125)
Cash and cash equivalents – beginning of year	109	300	425

Cash and cash equivalents – end of year	1,509	109	300

Dividends per common share for the year	0.11	0.11	0.11

Supplemental cash flow disclosure
Interest paid	69	61	49

Income taxes paid	123	97	132

See accompanying notes

Agrium • 2007 annual report
Consolidated
balance sheets

As at December 31	2007	2006

(millions of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	1,509	109
Accounts receivable (note 7)	821	566
Inventories (note 8)	961	747
Prepaid expenses and deposits	297	137

	3,588	1,559

Property, plant and equipment (note 9)	1,779	1,332
Intangibles (note 10)	73	75
Goodwill (note 11)	178	174
Other assets (note 12)	221	103
Future income tax assets (note 5)	-	22

	5,839	3,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 13)	166	227
Accounts payable and accrued liabilities (note 14)	1,100	715
Current portion of long-term debt (note 15)	1	1

	1,267	943

Long-term debt (note 15)
Recourse	664	669
Non-recourse	119	-

	783	669

Other liabilities (note 16)	358	282
Future income tax liabilities (note 5)	237	131
Non-controlling interests	102	7

	2,747	2,032

Commitments, guarantees, and contingencies (notes 20, 21, and 22 respectively)
Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued and outstanding: 2007 – 158 million (2006 – 133 million)	1,972	617
Contributed surplus	8	5
Retained earnings	1,024	602
Accumulated other comprehensive income	88	9

	3,092	1,233

	5,839	3,265

See accompanying notes
Approved on behalf of the Board:

Michael M. Wilson	Victor J. Zaleschuk
Director	Director

Agrium • 2007 annual report
Consolidated statements
of comprehensive income and shareholders’ equity

(millions of U.S. dollars, except share data)

					Accumulated
	Millions of	Common			other	Total
	common	share	Contributed	Retained	comprehensive	shareholders’
	shares	capital	surplus	earnings	income	equity

December 31, 2004	132	553	2	392	1	948

Net earnings				283		283
Foreign currency translation adjustment					9	9

Comprehensive income						292

Common share dividends				(14)		(14)
Common share repurchases	(5)	(21)		(77)		(98)
Stock compensation exercise and grants	4	51	1			52

December 31, 2005	131	583	3	584	10	1,180

Net earnings				33		33
Foreign currency translation adjustment					(1)	(1)
Comprehensive income						32

Common share dividends				(15)		(15)
Stock compensation exercise and grants	2	34	2			36

December 31, 2006	133	617	5	602	9	1,233

Transition adjustments for net deferred gains on cash flow hedges (net of tax)				(3)	5	2

January 1, 2007	133	617	5	599	14	1,235

Net earnings				441		441
Unrealized gains on cash flow hedges (a)					10	10
Realized gains on cash flow hedges (b)					9	9
Foreign currency translation adjustment					55	55

Comprehensive income						515

Common share dividends				(16)		(16)
Share issuance (note 15)	24	1,338				1,338
Stock compensation exercise and grants	1	17	3			20

December 31, 2007	158	1,972	8	1,024	88	3,092

(a)	Net of non-controlling interests of $7-million.

(b)	Net of tax and non-controlling interests of $2-million and $3-million, respectively.
See accompanying notes

     Agrium • 2007 annual report
Notes to the
consolidated financial statements

(amounts in millions of U.S. dollars unless otherwise stated)

1. Description of Business
Agrium Inc. (with its subsidiaries, collectively, the “Corporation” or “Agrium”) is a leading global producer and marketer of agricultural nutrients, industrial products and specialty products, and a major retail supplier of agriculture products and services in North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, potash, and phosphate, as well as controlled-release products and micronutrients.
2. Significant Accounting Policies
Principles of consolidation and preparation of financial statements
The consolidated financial statements of Agrium are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation.
The consolidated financial statements of the Corporation include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of interests in joint ventures. All intercompany transactions and balances have been eliminated.
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items such as collectibility of receivables, estimated useful lives and impairment of long-lived assets, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, and fair value of financial assets and liabilities. Actual results could differ from those estimates.
Cash and cash equivalents
Cash equivalents are carried at fair value, and consist primarily of short-term investments with an original maturity of three months or less.
Accounts receivable and allowance for doubtful accounts
The Corporation evaluates collectibility of specific customer receivables based on a variety of factors depending on the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted quarterly. Account balances are charged off against the allowance when the Corporation determines that it is probable that the receivable will not be recovered. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.
Inventories
Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, and freight to transport the product to the final warehouse facility. Crop nutrients include the Corporation’s produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Wholesale inventories are valued at the lower of weighted-average cost and net realizable value.
Retail inventories, consisting primarily of crop nutrients, seed and crop protection products, are recorded at the lower of purchased cost on a weighted moving average cost basis, and net realizable value, and include the cost of delivery to move the product to the respective storage facility.
Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, are recorded at the lower of standard cost on a first-in, first-out basis and net realizable value, and include both direct and indirect production costs.
Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements, betterments, and interest capitalized during construction. Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years. Depreciation is not included in Cost of product.

Agrium • 2007 annual report

Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. The amortization period for customer relationships and technology-based intangibles is five to 15 years and seven to 10 years, respectively. At December 31, 2007 the weighted-average amortization period for finite-lived intangibles is eight years. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles with indefinite lives are not amortized; instead they are tested for impairment in the third quarter of each year, or earlier if events have occurred that indicate possible impairment.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting units that are expected to benefit from the business combination. Goodwill is not amortized; instead it is tested for impairment in the third quarter of each year or earlier if events have occurred that indicate possible impairment. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, then any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed.
Impairment of long-lived assets
Management reviews long-lived assets when events or changes in circumstances indicate the carrying value or changes in the estimated useful life of the asset may not be recoverable. If impairment has occurred, the excess of the carrying value over fair value is expensed. When there is a change in the estimated useful life of a long-lived asset, depreciation or amortization is adjusted prospectively.
Other assets
Other assets include long-term investments, long-term receivables, fair value of derivative contracts, deferred costs and investments in equity investees.
Investments in companies where the Corporation has the ability to exercise significant influence are accounted for using the equity method. Agrium’s proportionate share of the results of operations of equity investees is included in the consolidated financial statements.
Deferred costs relate to stripping costs and planned major maintenance (“turnarounds”). Stripping costs that result in a betterment to a mineral property are deferred and charged to Cost of product in the period the related benefit is realized. Turnaround costs of production facilities are deferred and charged to Cost of product on a straight-line basis over the period until the next turnaround, generally one to four years.
Employee future benefits
The Corporation maintains contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. The Corporation also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. The pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains (losses).
The Corporation has additional non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the expected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.

     Agrium • 2007 annual report

Environmental remediation
Environmental costs that relate to current operations are either expensed or capitalized. Expenditures that relate to existing conditions caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.
Asset retirement obligations
The Corporation recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Corporation’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through Other expenses. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s estimated useful life.
Income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer and all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable and collection is reasonably assured. Revenue is net of freight incurred to move the product to the customer’s location.
All taxes collected from customers that are remitted to governmental authorities are excluded from revenues.
Stock-based compensation
The Corporation has five stock-based compensation plans, which are described in note 19. The Corporation accounts for plans that settle through the issuance of equity using a fair value based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense on a straight-line basis over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds together with the amount recorded in contributed surplus are recorded as share capital.
Stock-based plans that are likely to settle in cash are accounted for as liabilities based on the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award. Compensation expense is accrued on a straight-line basis over the vesting period of the award. Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period, will result in a change to the related liability and accrued compensation expense, which is recognized in the period which the fluctuation occurs.
If an employee is eligible to retire during any vesting period, the Corporation recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.
Foreign currency translation
The Corporation’s Canadian operations are considered self-sustaining operations and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the consolidated statements of operations and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is reported as a component of accumulated other comprehensive income (“AOCI”) in shareholders’ equity.
The Corporation’s operations with U.S. dollar functional currency are translated using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and items included on the consolidated statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is recorded in the consolidated statement of operations in Other expenses.

Agrium • 2007 annual report

Financial instruments
Financial assets and liabilities
All financial assets and liabilities are initially recognized at fair value and subsequently measured by the Corporation as follows, unless exempted from derivative accounting treatment as normal purchases and sales:

Financial instrument classification	As classified by Agrium	Subsequent measurement of gains or losses at each period-end

Assets or liabilities held for trading	Cash and cash equivalents and derivatives that are not cash flow hedges	Fair value; unrealized gains or losses recognized in net income

Available for sale financial assets	Other assets – long-term investments	Fair value; unrealized gains and losses recognized in other comprehensive income (“OCI”); recognized in net income on sale of the asset or when asset is written down as impaired

Held to maturity investments	None
Amortized cost using the effective interest rate method; recognized in net income, if asset/liability is derecognized or asset is impaired

Loans and receivables	Accounts receivable

Other financial liabilities	Bank indebtedness, accounts payable, long-term debt

For the Corporation, amortized cost generally corresponds to cost. Certain financial instruments are exempt from the treatment noted above, including specific long-term investments, assets and obligations arising from employee future benefit plans, and obligations relating to stock-based compensation. The Corporation’s investments consist mainly of equity instruments that are excluded from the new standards. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale.
Derivative financial instruments
The Corporation uses derivative financial instruments (“derivatives”) to manage its exposure to foreign exchange rate, interest rate, and commodity price fluctuations. Derivative contracts are initiated within the guidelines of the Corporation’s risk management and hedging policies, which require specific authorization for approval and commitment of contracts. The Corporation does not use derivatives for trading or speculative purposes. Changes in the fair value of the derivatives are reported in Other expenses in the period the change occurs.
The Corporation enters into natural gas and power options and swaps to manage exposure to changes in cash flows related to fluctuation in market prices. Foreign currency forward and option contracts are used to manage exposure to changes in cash flows in the Corporation’s Canadian and international operations related to fluctuations in the Canadian/U.S. dollar, U.S. dollar/Euro and Canadian dollar/Euro exchange rates. To manage interest rate exposure the Corporation enters into interest rate swap contracts.
Hedges
The Corporation’s risk management and hedging policies include provisions for hedging of risks beyond the current year relating to natural gas and power for up to three years, foreign exchange for up to three years, and interest rates for up to 10 years. Interest rate risks relating to specific project financing may be hedged for longer periods. Hedge accounting may be used when, at inception of the hedge and on an ongoing basis: a) the derivative is designated and documented as a hedge, and b) the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value and cash flows attributable to the hedged risk during the period that the hedge is designated. Hedge documentation defines all relationships between hedging instruments and hedged items, as well as the Corporation’s risk management objective and strategy for undertaking various hedge transactions. The documentation process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Corporation also documents, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items.
Changes in fair value of a derivative designated as a cash flow hedge for accounting purposes are reported in OCI and reclassified to net income when the related hedged transaction is recognized and in the same financial statement category

     Agrium • 2007 annual report

as the corresponding hedged transaction. Derivatives that have not been designated as, or that do not qualify as part of a hedging relationship, are amounted for as assets or liabilities held for trading at fair value with unrealized gains or losses recognized in net income.
If effectiveness ceases or a hedge is de-designated, the Corporation discontinues hedge accounting, and any subsequent change in the fair value of the derivative is reported in Other expenses in the period the change occurs. If a hedged anticipated transaction is no longer probable to occur, related amounts previously recorded in AOCI are reclassified to Other expenses.
Significant accounting standard and policy changes

Description	Date and method of adoption	Impact

Comprehensive Income consists of net income and other comprehensive income. OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. The Corporation’s OCI consists of gains and losses on translation of self-sustaining foreign operations and gains and losses on the effective portion of cash flow hedges. OCI is presented net of related income taxes. Cumulative changes in OCI are included in accumulated other comprehensive income, which is presented as a new category of shareholders’ equity on the consolidated balance sheets. Foreign currency translation adjustments at December 31, 2007 of $64-million (December 31, 2006 – $9-million) consisting of gains and losses on translation of self-sustaining foreign operations, previously segregated as a separate component of shareholders’ equity, are now included in AOCI.
	January 1, 2007; prospective, except for retrospective application of reclassification of foreign currency translation adjustments.	Material prospective impact

Financial Instruments – Recognition and Measurement establishes that all financial assets and financial liabilities must be initially recorded at fair value on the consolidated balance sheet. Subsequent measurement is determined by the classification of each financial asset and liability, according to the categories described under “Financial assets and liabilities” above.
	January 1, 2007; prospective	Material prospective impact

Pursuant to this new standard, certain deferred debt issuance costs previously reported in other assets have been reclassified prospectively and are now reported as a reduction of debt obligations. Retroactive adoption of the effective interest rate method did not have a material impact.

Hedges establishes when and how hedge accounting may be applied, as well as certain disclosure requirements. The standard specifies three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of a net investment in self-sustaining foreign operations. Application of hedge accounting is optional. The Corporation elected to apply hedge accounting to certain derivatives consisting of gas, interest rate and foreign exchange cash flow hedge contracts.
	January 1, 2007; prospective	See table below

Upon initial application of the above, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to opening retained earnings or AOCI, depending on the classification of the assets or liabilities. Adoption of these standards required changes in accounting for hedges, but otherwise did not have a material impact. Transition adjustments relating to derivative contracts designated as cash flow hedges at January 1, 2007 include the following:

		Income
Balance sheet category (millions of U.S. dollars)	Gross	Taxes	Net

Retained earnings
Ineffective portion of qualifying cash flow hedges	(4)	1	(3)

Accumulated other comprehensive income
Unrealized gains on effective cash flow hedges	8	(3)	5

Agrium • 2007 annual report

Description	Date and method of adoption	Impact

Stripping Costs Incurred in the Production Phase of a Mining Operation requires that costs of removing overburden and mineral waste materials should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or betterment to the mineral property, depending on the benefit received.
	January 1, 2007; prospective	No material impact

Changes in Accounting Policies, Estimates and Corrections of Errors provides guidance as to the application of voluntary changes in accounting policy, and provides for retrospective application of changes in accounting policy and error.
	January 1, 2007; prospective	No material impact

Determining Variability to be Considered in Consolidation of Variable Interest Entities provides guidance in determining the application of accounting standards regarding consolidation of variable interest entities based on analysis of the design of the entity, including its purpose and the nature of risks in the entity.
	January 1, 2007; prospective	No material impact

Income Taxes – the Corporation changed its method of accounting for income tax uncertainties whereby a tax benefit will be recognized if it is more likely than not that the position would be sustained on examination. Previously, a tax benefit was recognized only when it was probable that the position would be sustained on examination. The Corporation believes that the threshold of “more likely than not” is more widely understood than “probable” and, consequently, the new accounting policy provides more reliable and relevant information.
	April 1, 2007; retrospective	No material impact

Accounting Policy Choice for Transaction Costs requires the same accounting policy choice for all similar financial instruments or groups of financial instruments classified as other than held for trading.
	September 30, 2007; retrospective	No material impact

Recent accounting pronouncements not yet adopted

Description	Date and method of adoption	Impact

Financial Instruments – Disclosures, Financial Instruments – Presentation and Capital Disclosures requires the Corporation to provide additional disclosures relating to its financial instruments, hedging arrangements, and share capital.
	January 1, 2008; prospective	Currently being reviewed

Inventories establishes standards for the measurement and disclosure of inventories including guidance on the determination of cost.	January 1, 2008; prospective or retrospective	Currently being reviewed

3. Business Acquisitions
Nu-Gro
During the first quarter of 2006, the Corporation acquired 100 percent of the Nu-Gro controlled-release products and professional products businesses. Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations in the Advanced Technologies segment.
Royster-Clark
During the first quarter of 2006, the Corporation acquired 100 percent of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”). Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations allocated between the Wholesale and Retail segments. During the second quarter of 2006 the Corporation completed the sale of the East Dubuque, Illinois nitrogen production facility acquired as part of the Royster-Clark acquisition, for $50-million plus $20-million of related working capital. Factors that contributed to goodwill include the complementary strategic fit and resulting synergies the acquisition brings to existing operations, including cost saving opportunities, and the value of the acquired assembled workforce.

     Agrium • 2007 annual report
Pursell Technologies
During the third quarter of 2006, the Corporation acquired 100 percent of certain net assets and technologies of Pursell Technologies (“Pursell”). The assets and technologies are primarily used in the production and sale of controlled-release products. Earnings of Pursell from the date of acquisition are included in the consolidated statement of operations in the Advanced Technologies segment. The Pursell fair value allocation to the net assets acquired was finalized during the second quarter of 2007.

Fair value of net assets acquired	Nu-Gro	Royster-Clark	Pursell	Total

Working capital	24	144	6	174
Property, plant and equipment	23	178	12	213
Future income taxes and other long-term assets	-	70	-	70
Intangibles	21	7	51	79
Goodwill (a)	27	121	22	170
Future income taxes and other long-term liabilities	(9)	(11)	-	(20)
Long-term debt	-	(35)	-	(35)

Total consideration	86	474	91	651

(a)	Goodwill in the Nu-Gro and Royster-Clark acquisitions is not deductible for tax purposes.
4. Other Expenses

	2007	2006	2005

Interest income	(30)	(16)	(22)
Stock-based compensation	113	30	13
Environmental remediation and accretion of asset retirement obligations	5	12	9
Realized and unrealized loss on derivative contracts	20	35	21
Foreign exchange (gain) loss	(41)	3	(5)
Litigation and contract settlements	-	-	(25)
Other	4	9	23

	71	73	14

5. Income Taxes
The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

	2007	2006	2005

Earnings (loss) before income taxes
Canadian	239	(168)	140
Foreign	406	177	311

	645	9	451
Statutory rate (%)	37	38	41

Income taxes at statutory rates	236	4	183
Foreign exchange gains relating to Canadian operations	18	-
Differences in foreign tax rates	(26)	(24)	(19)
Canadian tax rate adjustment	(9)	(18)	-
Manufacturing and processing allowance	(16)	14	(3)
Other	1	-	7

Income taxes	204	(24)	168

Current
Canadian	(5)	79	15
Foreign	90	(1)	98

	85	78	113

Future
Canadian	83	(148)	42
Foreign	36	46	13

	119	(102)	55

	204	(24)	168

Agrium • 2007 annual report

The significant components of future income tax liabilities and assets at December 31 are follows:

	2007	2006

Future income tax liabilities
Depreciation and amortization	160	172
Deferred income	141	24
Other	77	68

Total future income tax liabilities	378	264

Future income tax assets
Loss carry-forwards expiring through 2027	7	46
Asset retirement obligations and environmental liabilities	60	64
Employee future benefits and incentives	67	38
Other	13	27

Future income tax assets before valuation allowance	147	175
Valuation allowance	(6)	(20)

Total future income tax assets, net of valuation allowance	141	155

Net future income tax liabilities	237	109

Future income tax assets	-	(22)
Future income tax liabilities	237	131

Net future income tax liabilities	237	109

6. Earnings per Share

	2007	2006	2005

Numerator
Net earnings	441	33	283

Denominator
Weighted-average number of shares outstanding for basic earnings per share	135	132	132

Dilutive instruments (a)
Stock options (b)	1	1	1

Weighted-average number of shares outstanding for diluted earnings per share	136	133	133

Basic earnings per share	3.28	0.25	2.14

Diluted earnings per share	3.25	0.25	2.12

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

(b)	Stock options, using the treasury stock method, with an average share price less than or equal to the average price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2007, there were one million dilutive stock options (December 31, 2006 – two million, December 31, 2005 – five million).
7. Accounts Receivable

	2007	2006

Trade accounts	723	534
Allowance for doubtful accounts	(19)	(17)
Rebates and other non-trade accounts	43	35
Derivative contracts	40	14
Income and other taxes	34	-

	821	566

The Corporation sells, on an ongoing non-recourse basis, an undivided percentage interest in a designated pool of receivables, in an amount not to exceed $200-million (2006 – $200-million). The Corporation has granted a security interest to the financial institution for the sold receivables. Related fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rates. The agreement expires in December 2012 and may be terminated earlier by either party with proper notice and provided certain conditions are met.
Servicing of the receivables sold is performed by the Corporation, which charges a fee of two percent of the pool balances. At December 31, 2007 accounts receivable balances sold were nil (December 31, 2006 – $108-million).

     Agrium • 2007 annual report

8. Inventories

	2007				2006
			Advanced				Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Raw materials	-	148	12	160	-	114	9	123
Finished goods	-	114	33	147	-	157	32	189
Product for resale	544	110	-	654	374	61	-	435

	544	372	45	961	374	332	41	747

9. Property, Plant and Equipment

	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land (a)	64	-	64	51	-	51
Building and improvements	478	243	235	443	221	222
Machinery and equipment	2,588	1,578	1,010	2,178	1,289	889
Assets under construction (a)	424	-	424	60	-	60
Other	98	52	46	153	43	110

	3,652	1,873	1,779	2,885	1,553	1,332

(a)	At December 31, 2007 assets under construction of $346-million and land of $7-million relating to the Egypt nitrogen project are pledged as security on the non-recourse debt.
In 2006, following a drilling program and reevaluation of ore reserve life, the Corporation conducted an impairment test to determine the recoverability of its Kapuskasing phosphate mine and associated Redwater phosphate facility assets. Fair value of the assets was estimated using discounted expected future cash flows from the use and disposition of the assets. As a result, the Corporation recorded an impairment charge of $136-million ($95-million net of tax), being the excess of the carrying value of the assets over their estimated fair value.
10. Intangibles

	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Trade names (a)	25	-	25	25	-	25
Customer relationships (b)	32	6	26	27	1	26
Technology (b)	23	4	19	23	1	22
Other (b)	5	2	3	2	-	2

	85	12	73	77	2	75

(a)	The Corporation has determined that trade names have indefinite lives for accounting purposes and accordingly are not amortized. The Corporation completed its annual test for impairment of indefinite-lived intangibles in the third quarter of 2007 and determined that there was no impairment.

(b)	Amortization expense of finite-lived intangibles for 2007 was $10-million, and over the next five years is estimated to be approximately $7-million annually.
11. Goodwill

	2007			2006
		Advanced			Advanced
	Retail	Technologies	Total	Retail	Technologies	Total

Balance, beginning of year	129	45	174	8	-	8
Acquired during the year	-	-	-	121	45	166
Purchase price allocation adjustments	(2)	4	2	-	-	-
Foreign exchange translation	-	2	2	-	-	-

Balance, end of year (a)	127	51	178	129	45	174

(a)	The Corporation completed its annual test for impairment of goodwill during the third quarter of 2007 and determined that there was no impairment.

Agrium • 2007 annual report

12. Other Assets

	2007	2006

Long-term investments	34	37
Long-term receivables	23	21
Long-term derivative contracts	28	10
Deferred costs(a)	30	13
Employee future benefits	4	5
Investment in equity investee(b)	78	-
Other	24	17

	221	103

(a)	Amortization expense of $26-million was included in Cost of product in 2007 (2006 – $25-million).

(b)	During the second quarter of 2007, the Corporation acquired a 19.6 percent equity position in Hanfeng Evergreen Inc. (“Hanfeng”) a corporation listed on the Toronto Stock Exchange (“TSX”), for $63-million. As at December 31, 2007 the allocation of the cost of the investment for the identifiable assets and liabilities based on their proportionate fair value at the date of acquisition was not finalized. Fair market value of the Corporation’s investment in Hanfeng was $175-million at December 31, 2007.
13. Bank Indebtedness
The Corporation maintains unsecured credit facilities bearing interest at various base rates plus a fixed or variable margin.
During the third quarter of 2007, the Corporation renewed its syndicated revolving $600-million credit facility for an additional five years and added a provision that allows the Corporation to increase the facility by up to $200-million. At December 31, 2007, $82-million (December 31, 2006 – $217-million) had been drawn on this facility, and the weighted-average interest rate was 5.5 percent (December 31, 2006 – 6.0 percent).
During 2007 the Corporation established a $24-million irrevocable standby letter of credit facility in favor of a subsidiary. The facility is renewable annually, and at December 31, 2007, $19-million was outstanding. This facility does not reduce availability under the Corporation’s other credit facilities.
Profertil (note 25) has committed credit facilities that consist of a $15-million non-revolving, and a $25-million revolving, medium term credit facility. Both of these facilities expire in December of 2008. Profertil also has uncommitted credit facilities of $110-million. At December 31, 2007 $64-million (December 31, 2006 – $15-million) had been drawn on the facilities. At December 31, 2007 the weighted-average interest rate on Profertil’s credit facilities was 6.4 percent (December 31, 2006 – 4.9 percent).
Retail operations in South America maintain $80-million of uncommitted and $11-million of committed credit facilities. The amount drawn on these facilities at December 31, 2007 was $52-million (December 31, 2006 – $3-million) and the weighted-average interest rate was 9.0 percent (December 31, 2006 – 6.9 percent).
All credit facilities require the Corporation maintain certain financial ratios and other covenants. Failure to comply with these covenants may trigger early repayment provisions. The Corporation was in compliance with all covenants at December 31, 2007.
14. Accounts Payable and Accrued Liabilities

	2007	2006

Trade	601	409
Non-trade	10	54
Accrued liabilities	458	211
Income and other taxes	-	10
Accrued interest	11	14
Dividends	9	7
Derivative contracts	11	10

	1,100	715

     Agrium • 2007 annual report

15. Long-term Debt

	2007	2006

Recourse debt
Unsecured (a)
7.125% debentures due May 23, 2036	300	300
7.7% debentures due February 1, 2017	100	100
7.8% debentures due February 1, 2027	125	125
8.25% debentures due February 15, 2011	125	125

Secured
Other (b)	22	20

	672	670
Transaction costs (c)	(7)	-
Principal repayments due within one year	(1)	(1)

	664	669

Non-recourse debt
Secured term credit facilities due June 30, 2022 (d)	132	-
Transaction costs (c)	(13)	-

	119	-

	783	669

(a)	These debentures require the Corporation to meet certain financial ratios and covenants. Failure to comply with these covenants may trigger early repayment provisions. The Corporation was in compliance with these covenants at December 31, 2007.

(b)	Includes a capital lease of $19-million with an annual payment of $2-million with the final installment due 2019, relating to land and building with a carrying value of $13-million.

(c)	The Corporation began prospectively offsetting transaction costs against the associated debt in accordance with changes in accounting standards that became effective January 1, 2007.

(d)	The Corporation has credit facilities available to a subsidiary to finance the Egypt nitrogen project. The credit facilities are secured by the assets of the subsidiary. The credit facilities are repayable semi-annually over 12 years beginning in 2010, bearing interest at LIBOR plus 1.02 percent. The project is required to maintain certain financial ratios and other covenants. The principal financial covenant requires maintaining a maximum ratio of project debt to equity of 2:1 throughout the construction period. At December 31, 2007, $808-million was available under this facility. The project was in compliance with all covenants at December 31, 2007.
The Corporation has filed a Base Shelf Prospectus which, as amended, allows issuance of up to $3-billion of debt, equity and other securities for a 25-month period. In conjunction with the tender offer to acquire all the outstanding shares of UAP Holding Corp. (“UAP”), on December 18, 2007, the Corporation issued 21,551,700 common shares at a price of $58.00 per share. On December 20, 2007 the underwriters exercised their over-allotment option to acquire an additional 2,155,100 common shares at a price of $58.00 per share for a total common share issue of 23,706,800 and proceeds of $1.3-billion, net of share issue costs and related tax benefit of $54-million and $16-million, respectively. Following the common share issuance, $1.6-billion remains available under the Base Shelf Prospectus. Terms of any future offerings will be established at the time of offering.
16. Other Liabilities

	2007	2006

Environmental remediation	117	117
Asset retirement obligations	84	71
Stock-based compensation	56	17
Employee future benefits
Pensions	6	12
Post-retirement benefits	57	41
Derivative contracts	29	9
Other	9	15

	358	282

Agrium • 2007 annual report
17. Employee Future Benefits
The Corporation’s disclosures for employee future benefits for the year ended December 31, 2007 are measured with information from September 30, 2007.

Obligations and assets	Defined Benefit Pension Plans			Post-retirement Benefit Plans
	2007	2006	2005	2007	2006	2005

Change in accrued benefit obligations
Balance, beginning of year	184	177	145	82	44	48
Obligations associated with acquisitions (a)	-	4	-	-	-	-
Foreign exchange on Canadian obligations	18	-	2	10	-	-
Interest cost	12	10	9	6	3	2
Service cost	8	7	5	5	3	2
Actuarial (gain) loss	(8)	(11)	23	(11)	32	6
Amendments	-	4	-	-	-	(12)
Transfer from other plans	-	1	-	(1)	1	-
Curtailment gain (b)	(13)	-	-	-	-	-
Benefits paid	(9)	(8)	(7)	(2)	(1)	(2)

Balance, end of year	192	184	177	89	82	44

Change in plan assets
Fair value, beginning of year	140	126	106	-	-	-
Assets associated with acquisitions (a)	-	3	-	-	-	-
Foreign exchange on Canadian assets	13	-	2	-	-	-
Actual return on plan assets	13	10	12	-	-	-
Employer contributions	9	9	13	2	-	-
Benefits paid	(9)	(8)	(7)	(2)	-	-

Fair value, end of year	166	140	126	-	-	-

Unfunded status	26	44	51	89	82	44
Unrecognized net loss	(19)	(31)	(46)	(42)	(48)	(17)
Unrecognized prior service cost	(5)	(5)	-	10	9	11

Accrued employee future benefit liability	2	8	5	57	43	38

Amounts recognized in the consolidated balance sheets consist of:
Other assets: Prepaid employee future benefits	(4)	(5)	(5)	-	-	-
Current liabilities	-	1	2	-	2	1
Other liabilities	6	12	8	57	41	37

	2	8	5	57	43	38

(a)	Obligations and assets associated with acquisitions relate to the Corporation’s acquisition of Royster-Clark Ltd.

(b)	During the third quarter the Corporation recognized a curtailment gain of $10-million relating to its U.S. defined benefit pension plan.

     Agrium • 2007 annual report
The accumulated benefit obligation at September 30, 2007 is $176-million (2006 - $162-million; 2005 - $150-million). The estimated aggregate expected contribution to fund the Corporation’s defined benefit plans for 2008 is $5-million.

				Defined	Post-
				Benefit	retirement
				Pension	Benefit
Expected benefit payments				Plans	Plans	Total

2008				9	2	11
2009				9	2	11
2010				9	2	11
2011				10	2	12
2012				11	3	14
2013 through 2017				62	21	83

Actuarial calculations of expense				2007	2006	2005

Defined benefit pension plans
Service cost for benefits earned during the year				8	7	5
Interest cost on accrued benefit obligations				12	10	9
Expected return on plan assets				(10)	(9)	(8)
Net amortization and deferral				2	3	1
Curtailment gain				(10)	-	-

Net expense				2	11	7

Post-retirement benefit plans
Service cost for benefits earned during the year				5	3	2
Interest cost on accrued benefit obligations				6	3	2
Net amortization and deferral				1	-	1

Net expense				12	6	5

Defined contribution pension plans				18	14	11

Total expense				32	31	23

Actuarial assumptions (percent)	Future Benefits Obligation			Future Benefits Expense
	2007	2006	2005	2007	2006	2005

Defined benefit pension plans
Discount rate	6	5	5	5	5	6
Long-term rate of return on assets	-	-	-	7	7	8
Rate of increase in compensation levels	4	4	4	4	4	4
Post-retirement benefit plans
Discount rate	5	5	5	5	5	6

Assumed and ultimate health care cost trend rates				2007	2006	2005

Health care cost trend rate assumed for the next fiscal year				8	9	11
Ultimate health care cost trend rate				5	5	5
Fiscal year the rate reaches the ultimate trend rate				2014	2014	2009

The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled and is based on high-quality fixed income investments and reflects the plans’ expected cash flows.
The Corporation’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

Agrium • 2007 annual report

	One	One
	Percentage	Percentage
	Point	Point
Effect on assumed health care cost trend rate	Increase	Decrease

Effect on accumulated post-retirement benefit obligation as of September 30, 2007	15	(11)
Effect on total of service and interest cost	2	(1)

Asset allocation and investment strategy
The investment objective of the Corporation is to maximize long-term return on plan assets through using a mix of equities and fixed income investments while managing an appropriate level of risk. The equity investments are diversified across Canadian and foreign securities. It is the Corporation’s policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. Equity securities held by the plans do not include any of the Corporation’s common shares. Derivative instruments may be used to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure, and reduce risk. Derivative instruments may not be used to create exposures to securities which would not otherwise be permitted under the Corporation’s investment policy.
Defined benefit pension plan asset allocation at September 30, 2007 and 2006, and target allocation for 2008 are as follows:

Defined benefit plans – asset allocation	Target allocation	Plan assets

Asset categories (percent), at September 30,	2008	2007	2006

Equity securities	50 to 74	65	67
Debt securities	26 to 50	32	30
Cash and other	0 to 10	3	3

The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2007. The next required valuation date for funding purposes is December 31, 2010.
For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes is January 1, 2007, and the next required valuation is January 1, 2008.
18. Asset Retirement Obligations
The Corporation’s asset retirement obligations relate to nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.

	2007	2006

Balance, beginning of year	71	60
Accretion, included in Other expenses	5	5
Additions	-	8
Settlements	(1)	(2)
Foreign exchange	9	-

Balance, end of year	84	71

The Corporation estimates that the undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations is approximately $640-million (2006 - $597-million), which will be settled between 2008 and 2136. Discount rates ranging from seven and one-half percent to eight percent were used to determine the asset retirement obligations.
19. Stock-based Compensation
The Corporation offers the following plans as part of compensation for services rendered.
Stock Options and Tandem Stock Appreciation Rights Plan (TSARs)
The Corporation has a stock option plan under which the Board of Directors may grant options to officers and employees to acquire common shares. At December 31, 2007, there were three million common shares (2006 - four million; 2005 - six million) reserved to be issued upon the exercise of outstanding options (which have been granted by the Board of Directors but not yet exercised) with an additional two million common shares (2006 - one million; 2005 - one million) that remain

Agrium • 2007 annual report

available for issuance for further options granted by the Board of Directors. Options vest and become exercisable over a four-year period, commencing one year after the grant date, and are for a term of 10 years.
Effective January 1, 2004, the stock option plan was amended to permit the attachment of Tandem Stock Appreciation Rights (“TSARs”) to all future grants of options. Option holders who are granted TSARs have the right to surrender vested options as equity or as cash. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Corporation’s shares on the TSX on the date of exercise over the exercise price of the TSAR. The Corporation expects the majority of option holders will elect to exercise their TSARs as SARs, surrender their options and therefore receive settlement in cash. In 2007, the Corporation recognized total compensation expense of $39-million (2006 - $8-million; 2005 - $3-million) in connection with options that have TSARs attached.
Stock option and TSARs transactions for the respective years were as follows:

	2007		2006		2005

		Weighted-		Weighted-		Weighted-
		avg.		avg.		avg.
	Options	exercise	Options	exercise	Options	exercise
	outstanding	price	outstanding	price	outstanding	price
	(millions)	(C$)	(millions)	(C$)	(millions)	(C$)

Outstanding,
beginning of year	4	18.85	6	17.26	8	16.62
Granted	-	46.15	1	28.06	2	19.99
Exercised	(1)	17.82	(3)	17.21	(4)	16.79

Outstanding, end of year	3	23.65	4	18.85	6	17.26

Exercisable, end of year	2	17.43	3	16.69	4	16.72

At December 31, 2007	Options Outstanding			Options Exercisable

		Weighted-
		avg.	Weighted-		Weighted-
	Number	remaining	avg.	Number	avg.
	outstanding	contractual	exercise	exercisable	exercise
	at year-end	life	price	at year-end	price
Range of Exercise Prices (C$)	(millions)	(years)	(C$)	(millions)	(C$)

Less than 11.86	-	2	11.76	-	11.76
11.86 to 15.85	1	4	14.76	1	14.76
15.86 to 20.15	1	6	18.18	1	17.62
20.16 to 28.46	1	7	25.02	-	22.89
28.47 to 50.60	-	9	46.14	-	-

	3	6	23.65	2	17.43

Cash received from equity settled awards for the year ended December 31, 2007 was $15-million (2006 - $33-million). The related tax benefit received by the Corporation was $3-million (2006 - $1-million).
Stock Appreciation Rights Plan (SARs)
Effective January 1, 2004 the Corporation adopted a program whereby certain employees outside Canada are granted stand-alone SARs which entitle the employee to receive a cash payment equal to the excess of the highest price of the Corporation’s shares on the TSX on the date of exercise over the exercise price of the right. SARs have a maximum term of 10 years, are primarily granted annually, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.
In 2007, the Corporation recognized total compensation expense of $10-million (2006 - $1-million; 2005 - $1-million) in connection with SARs.
Performance Share Unit Plan (PSUs)
Effective October 2003, the Corporation introduced a Performance Share Unit (“PSU”) Plan for executive officers and other eligible employees. PSUs are granted annually and vest on the third anniversary date of the grant date, based upon the relative ranking of the Corporation’s average quarterly total shareholder return over a three-year performance cycle, compared

Agrium • 2007 annual report
against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSUs granted, up to 150 percent of the original PSUs granted, dependent on the Corporation’s relative performance ranking.
The value of each PSU granted is based on the average common share price of the Corporation as traded on the New York Stock Exchange (“NYSE”) during the last five closing days of the three year cycle. When cash dividends are paid on the common shares of the Corporation, additional PSUs of equivalent value are credited to the designated employee’s account. On vesting, PSUs are payable to the holder in cash. No common shares are issuable to holders of PSUs.
In 2007, the Corporation recognized compensation expense of $56-million (2006 – $16-million; 2005 – $7-million) in connection with PSUs.
Director’s Deferred Share Unit Plans (DSUs)
The Corporation has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of the Corporation’s common shares on the date that the fees become payable.
The Corporation has a DSU Plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.
Under both plans, the DSUs are fully vested upon being granted but are not paid until a director’s departure from the Board, at which time units are settled in cash. The issue amount and subsequent changes in the common share price in relation to the issue price will be recorded as compensation expense and included in Other expenses in the period the change takes place.
In 2007, the Corporation recognized compensation expense of $7-million (2006 – $3-million; 2005 – $2-million) in connection with DSUs.
20. Commitments

	2008	2009	2010	2011	2012

Cost of product

Operating lease commitments	35	26	21	14	11
Natural gas and other (a)	633	46	47	50	52
Power, sulphuric acid and other	147	33	31	29	27
Other
Egypt nitrogen facilities construction (a)	627	205	16	-	-
Long-term debt and capital lease repayments (b)	51	51	102	273	143

Total	1,493	361	217	366	233

(a)	Commitments related to the Egypt nitrogen project are stated at 100 percent.

(b)	Payments include interest.
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Corporation’s operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2007, expenses for operating leases were $46-million (2006 - $57-million; 2005 - $41-million).
The Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (“NYMEX”) forward prices at December 31, 2007, adjusted for transportation differentials to each production facility.
Agrium has a power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power (“MWh”) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017. These three contracts account for about 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 23 percent of the gas under these contracts.
The Corporation holds a 60 percent interest in a subsidiary which has entered into contractual obligations for the construction of a nitrogen facility and infrastructure in Egypt. Commitments related to this project include a lump sum turnkey construction

     Agrium • 2007 annual report
contract, a 25-year fixed base-price take-or-pay natural gas contract for the facility, and equipment and property leases. Construction is expected to be completed in 2010.
On December 2, 2007 the Corporation commenced a tender offer to acquire all the outstanding common stock of UAP for $39.00 cash per share for an estimated total aggregate purchase price of $2.17-billion, plus the amount of UAP indebtedness to be assumed or refinanced by the Corporation. The acquisition is subject to certain conditions, including acceptance of at least a majority of the holders of outstanding UAP shares, and regulatory approval in the United States. The Corporation has completed a common share offering for net proceeds of $1.3-billion to partially fund the acquisition and has arranged unsecured credit facilities to provide financing for the acquisition consisting of an 18-month facility of up to $900-million and a five-year term facility totaling $460-million.
21. Guarantees
In the normal course of business, the Corporation enters into agreements that provide indemnifications and guarantees to counterparties in transactions such as rail car leases, expiring in 2025. The maximum potential future payments for significant guarantees issued by the Corporation were approximately $24-million as at December 31, 2007.
Should the Corporation be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.
22. Contingencies
Environmental remediation
The Corporation expects contingent environmental liabilities to arise out of existing and former operations. Such liabilities are different from asset retirement obligations and accrued environmental remediation liabilities because the liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. Potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
The Corporation, in the normal course of business, is also subject to other legal proceedings being brought against it and its subsidiaries. The amounts involved in such legal proceedings are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.
The Corporation is investigating environmental claims initially filed in the second quarter of 2005 against a subsidiary of the Corporation and eight other unrelated entities, claiming unspecified compensatory damages for remediation of water supply contamination by products manufactured or distributed by the named defendants. The subsidiary was subsequently named as one of numerous defendants in nine other lawsuits alleging the same or similar set of claims. All lawsuits are being managed as one case. At February 27, 2008, the potential exposure of these lawsuits is indeterminable.
Other
The Corporation’s export sales of potash are marketed through Canpotex. The Corporation is contractually obligated to reimburse the export association for its pro-rata share of any operating expenses or other liabilities incurred by Canpotex. There were no such operating losses or other liabilities in 2007, 2006 or 2005.
Agrium was contingently liable at December 31, 2007 for a maximum of $79-million (December 31, 2006 - $65-million) related to a commitment to repurchase certain operating equipment, inventories and accounts receivable from some of the Corporation’s rural marketing agents upon expiry of the agency agreement or resignation of the associate.
23. Financial Instruments
Fair Value
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Corporation estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans is assumed to approximate their carrying value.
The fair value of the Corporation’s unsecured long-term debt is based on quoted market prices. At December 31, 2007, the

Agrium • 2007 annual report
fair value of the Corporation’s long-term debt is $703-million (December 31, 2006 - $703-million) compared to a carrying value of $650-million (December 31, 2006 - $650-million). The weighted-average effective interest rate on long-term debt at December 31, 2007 and 2006 was eight percent.
Hedges
The Corporation’s hedge accounting policies are disclosed in note 2.
During 2007, the Corporation recognized $10-million (net of tax) in OCI representing the effective portion of changes in the fair value of derivatives qualifying as cash flow hedges and $6-million in Cost of product representing the ineffective portion of qualifying cash flow hedges. The Corporation reclassified $5-million of losses to net income from OCI as the hedged transactions were reported in net income. Of the $15-million recorded in AOCI that represents the effective portion of the qualifying cash flow hedges, $7-million is expected to be realized in net income within the next 12 months.
Hedges of future foreign currency obligations
The Corporation periodically enters into foreign currency option and forward contracts to fix the exchange rate, or a range of exchange rates, used to convert a portion of its Canadian subsidiaries’ U.S. dollar denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying Canadian dollar denominated operating costs. The Corporation also purchases foreign currency forward contracts to fix the exchange rates relating to the purchase or construction of certain capital assets denominated in foreign currencies.
Foreign exchange forward contracts outstanding at December 31

	2007				2006

	Foreign		Fair value	Foreign		Fair value
	currencies		assets	currencies		assets
	bought (sold)	Maturities	(liabilities)	bought (sold)	Maturities	(liabilities)

USD/CAD Forwards (a)	-	-	-	USD (86)	2007	(1)
EUR/CAD Forwards (b)	EUR 1	2008	-	EUR 4	2007	1
USD/EUR Forwards (c)	EUR 476	2010	47	-	-	-
USD/CAD Options (d)	-	-	-	USD (3)	2007	-

			47			-

Contract Rates:
(a)	2007: n/a; 2006: 1.1464 to 1.1510.
(b)	2007: 1.4554 to 1.4758; 2006: 1.3790 to 1.4194.
(c)	2007: 1.3492 to 1.3730; 2006: n/a (this contract relates to construction costs of the Egypt nitrogen project).
(d)	2007: n/a; 2006: 1.1300 to 1.1530.
The foreign exchange contracts outstanding at December 31, 2007 are designated as cash flow hedges. At December 31, 2007, a $28-million asset and $19-million asset related to these hedges are reported in Accounts receivable and Other assets, respectively. At December 31, 2006, the fair value of the qualifying foreign exchange derivative contracts was not reported in the consolidated balance sheets.
Hedges of interest rates
Periodically the Corporation enters into interest rate swaps and option agreements to hedge its exposure to interest rate risk on its variable rate debt.
At December 31, 2007 interest rate swap contracts were outstanding to exchange floating rate exposure to fixed rates averaging approximately 5.1 percent over the term of credit facilities relating to the Egypt nitrogen facility. The contracts manage exposure on debt anticipated to be outstanding from 2008 to 2022. An unrealized loss of $18-million (net of non-controlling interest of $12-million) on these contracts is reported in OCI. The current portion of the losses, $4-million, is reported in Accounts payable and accrued liabilities. The non-current portion, $26-million, is reported in Other liabilities. There were no interest rate swaps outstanding at December 31, 2006.
Risk management - commodity prices
The Corporation enters into natural gas and power options and swaps to manage exposure to changes in cash flows related to fluctuations in market prices.
Total change in fair value of non-qualifying derivatives during 2007 of $20-million is reported in Other expenses, of which $13-million has been realized. Of the total change in fair value, $20-million is attributable to gas derivatives and nil is attributable to power contracts.

     Agrium • 2007 annual report

At December 31, 2007, an asset of $9-million and a liability of $3-million related to the commodity derivatives were recorded in Other assets and Other liabilities, respectively. At December 31, 2006, a $4-million unrealized gain, representing the fair value of the qualifying derivative contracts, was not recorded in the consolidated balance sheets.
a) Natural gas
The Corporation purchases substantially all of its natural gas requirements through indexed-price contracts. Periodically the Corporation enters into natural gas forward, swap and option contracts to protect its future cash flows from the potential adverse impact of rising natural gas prices.
Effective July 1, 2007, the Corporation elected to discontinue hedge accounting on natural gas derivative contracts that had been previously designated as cash flow hedges. Changes in the fair value of these contracts subsequent to July 1, 2007 are reported in net income. At December 31, 2007 a net gain of $12-million attributed to de-designated cash flow hedges remains in AOCI and is expected to be reported in net income over the next 32 months.

Natural gas derivative contracts outstanding at December 31
	2007			2006
			Fair value			Fair value
	Notional		assets	Notional		assets
	(BCF)	Maturities	(liabilities)	(BCF)	Maturities	(liabilities)

NYMEX contracts
Swaps (a)	41	2008 to 2011	(8)	13	2007 to 2010	(12)
Collars (swap with options) (b)	5	2008 to 2009	-	21	2007 to 2009	5
Call spreads (c)	9	2008 to 2009	11	17	2007 to 2009	14
AECO contracts
Swaps (d)	7	2008	1	8	2007	(5)
Collars (swap with options) (e)	-	-	-	2	2007	-

	62		4	61		2

Contract Rates:
(a)	2007: 7.320 to 9.475; 2006: 8.095 to 9.475.
(b)	Swap - 2007: 8.400 to 9.400; 2006: 8.400 to 9.875. Put strike - 2007: 8.400 to 9.400; 2006: 8.400 to 9.875. Call strike - 2007: 9.950 to 10.900; 2006: 9.950 to 11.700.
(c)	Lower floor strike price - 2007: 5.410 to 5.820; 2006: 5.410 to 6.175. Upper floor strike price - 2007: 7.050 to 7.920; 2006: 7.050 to 8.680.
(d)	2007: 6.070 to 6.645; 2006 - 7.213 to 9.034.
(e)	Put strike - 2007: n/a; 2006: 8.472 to 8.497. Call strike - 2007: n/a; 2006: 11.003 to 11.247.
b) Power
The Corporation also periodically enters into heat rate swap contracts to protect future cash flows from adverse impacts of its exposure to fluctuations in Alberta Power Pool prices. At December 31, 2007 the following heat rate derivative contracts were outstanding:

Power derivative contracts outstanding at December 31
	2007			2006
			Fair value			Fair value
	Notional		assets	Notional		assets
	(GWh)	Maturities	(liabilities)	(GWh)	Maturities	(liabilities)

Swaps (a)	141	2008	4	281	2007 to 2008	6

Contract Rates:
(a)	2007: 47.35 to 61.41; 2006: 47.35 to 68.50.

Agrium • 2007 annual report

Interest Rate Risk
The Corporation manages interest rate risk by having a combination of fixed and floating instruments.
The Corporation’s exposure to floating rate risk is generally limited to short-term debt and certain cash and cash equivalents. Fixed rate risk is generally limited to the Corporation’s long-term debt. The Corporation manages its interest rate and price risks by entering into interest rate swaps.
Credit Risk
The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. This geographic diversity, coupled with established credit approval practices, mitigates counterparty risk. The Advanced Technologies business unit mitigates counterparty credit risk by selling to a diversified customer base including large suppliers in the North American professional turf application market.
The Corporation may be exposed to certain losses in the event that counterparties to derivatives contracts are unable to meet their contractual obligations. The Corporation manages this credit risk by entering into contracts with counterparties that have investment grade or higher credit ratings. The Corporation anticipates that all counterparties will meet their obligations under the derivative contracts.
24. Segmentation
The Corporation has an operating and management structure consisting of a Corporate group and three strategic business units: Retail, Wholesale, and Advanced Technologies. Retail comprises the sale of crop nutrients, crop protection products and seed, services and other, custom application services and agronomic consulting. Wholesale comprises the production and sale of the three primary nutrients: nitrogen, phosphate and potash. Advanced Technologies comprises the production and sale of controlled-release and other professional products.
Corporate is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.
In 2006, the Corporation revised the composition and names of its reporting segments to correspond with the strategic business unit structure and internal reporting. Prior periods were restated for comparative purposes. The Corporation previously reported Wholesale segment information separately for North America Wholesale and South America Wholesale. The Nu-Gro and Pursell controlled-release and professional products businesses, along with the Corporation’s existing controlled-release products, were included in the Advanced Technologies segment.
In 2005 the Corporation integrated its two previously reported Retail segments (North America Retail and South America Retail) into one reportable Retail segment. Prior periods were restated for comparative purposes.

	2007
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net sales - external	2,458	2,595	217	-	5,270
- inter-segment	8	250	32	(290)	-

Total net sales	2,466	2,845	249	(290)	5,270

Cost of product	1,790	1,971	194	(283)	3,672

Gross profit	676	874	55	(7)	1,598

Expenses
Selling	442	27	10	(8)	471
General and administrative	21	22	18	64	125
Depreciation and amortization	33	119	16	5	173
Royalties and other taxes	14	29	-	-	43
Other (income) expenses	(11)	10	(2)	74	71

Earnings (loss) before interest expense and income taxes	177	667	13	(142)	715

Net working capital	435	931	44	911	2,321

Property, plant and equipment	181	1,448	103	47	1,779

Total assets	1,850	4,305	372	(688)	5,839

Capital expenditures	41	458	3	2	504

     Agrium • 2007 annual report

	2006
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net sales - external	1,975	2,126	92	-	4,193
- inter-segment	-	143	9	(152)	-

Total net sales	1,975	2,269	101	(152)	4,193

Cost of product	1,480	1,834	82	(159)	3,237

Gross profit	495	435	19	7	956

Expenses
Selling	361	30	5	(6)	390
General and administrative	23	29	7	37	96
Depreciation and amortization	30	125	8	6	169
Asset impairment	-	136	-	-	136
Royalties and other taxes	11	8	-	1	20
Other (income) expenses	(25)	16	-	82	73

Earnings (loss) before interest expense and income taxes	95	91	(1)	(113)	72

Net working capital	284	559	(29)	(198)	616

Property, plant and equipment	176	1,019	99	38	1,332

Total assets	1,104	2,911	277	(1,027)	3,265

Capital expenditures	22	164	1	22	209

	2005
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net sales - external	1,242	2,052	-	-	3,294
- inter-segment	-	144	-	(144)	-

Total net sales	1,242	2,196	-	(144)	3,294

Cost of product	895	1,501	-	(140)	2,256

Gross profit	347	695	-	(4)	1,038

Expenses
Selling	239	20	-	(5)	254
General and administrative	10	25	-	44	79
Depreciation and amortization	17	122	-	7	146
Royalties and other taxes	7	35	-	3	45
Other (income) expenses	(22)	1	-	35	14

Earnings (loss) before interest expense and income taxes	96	492	-	(88)	500

Net working capital	418	660	-	(322)	756

Property, plant and equipment	85	1,175	-	25	1,285

Total assets	753	2,739	-	(707)	2,785

Capital expenditures	18	151	-	6	175

Agrium • 2007 annual report

	2007			2006			2005
	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit

Retail
Crop nutrients	1,453	1,118	335	1,065	848	217	626	485	141
Crop protection products	619	438	181	591	437	154	458	328	130
Seed, services and other	394	234	160	319	195	124	158	82	76

	2,466	1,790	676	1,975	1,480	495	1,242	895	347

Wholesale
Nitrogen
Ammonia	508	383	125	440	387	53	613	471	142
Urea	765	439	326	681	484	197	732	459	273
UAN solutions, sulphate, other	462	352	110	255	214	41	277	213	64
Total Nitrogen	1,735	1,174	561	1,376	1,085	291	1,622	1,143	479

Phosphate	466	348	118	298	271	27	319	260	59
Potash	305	138	167	213	115	98	255	98	157
Product purchased for resale	339	311	28	382	363	19	-	-	-

	2,845	1,971	874	2,269	1,834	435	2,196	1,501	695

Advanced Technologies Controlled- release products	208	162	46	68	56	12	-	-	-
Other	41	32	9	33	26	7	-	-	-

	249	194	55	101	82	19	-	-	-

Other inter-segment eliminations	(290)	(283)	(7)	(152)	(159)	7	(144)	(140)	(4)

Total	5,270	3,672	1,598	4,193	3,237	956	3,294	2,256	1,038

	2007			2006			2005
	Net			Net			Net
	Sales	PP&E	Goodwill	Sales	PP&E	Goodwill	Sales	PP&E	Goodwill

Canada	1,033	824	17	652	706	17	745	760	-
United States	3,659	381	161	2,954	400	157	1,846	293	8
Argentina	373	221	-	251	226	-	222	232	-
Other	205	353	-	336	-	-	481	-	-

	5,270	1,779	178	4,193	1,332	174	3,294	1,285	8

     Agrium • 2007 annual report
25. Joint Ventures
The consolidated balance sheets, statements of operations and retained earnings, and statements of cash flows include on a proportionate basis the Corporation’s 50 percent interest in Profertil S.A., Alida Limited Company, and Florala, LLC joint ventures.
A summary of the Corporation’s interest in the joint ventures at December 31 is as follows:

Balance Sheets	2007	2006

Current assets	82	43
Long-term assets	210	217

	292	260

Current liabilities	59	32
Long-term liabilities	4	6

	63	38

Proportionate share of net assets of the joint ventures	229	222

Statements of Operations	2007	2006	2005

Net sales	261	183	169
Expenses	173	85	93
Income taxes	32	36	31

Proportionate share of net earnings of the joint ventures	56	62	45

Statements of Cash Flows	2007	2006	2005

Operating activities	51	60	85
Investing activities	(5)	(6)	(4)
Financing activities	(47)	(67)	(139)

Proportionate share of decrease in cash and cash equivalents of joint ventures	(1)	(13)	(58)

Consolidated retained earnings include cumulative earnings from the Corporation’s interest in joint ventures of $56-million for the year ended December 31, 2007 (2006 – $44-million).
Commitments and contingencies presented in note 20 and 22 respectively include the Corporation’s proportionate share of commitments and contingencies of the joint ventures.
26. Related Party Transactions
The Corporation has an investment in Canpotex, a marketing agent for international potash sales. Sales to Canpotex for the year ended December 31, 2007 were $120-million (2006 – $74-million; 2005 – $97-million) at prevailing market prices. Accounts receivable due from Canpotex as at December 31, 2007 were $10-million (2006 – $16-million; 2005 – $17-million) and are settled on normal trade terms.